

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 3, 2009

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907

> **Re: CTM Media Holdings, Inc.
> Form 10-12G
> Filed July 7, 2009
> File No. 000-53718**

Dear Mr. Knoller:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Please file your remaining exhibits as soon as practicable. We will need adequate time to review them and, if necessary, comment upon your disclosure regarding them.

Exhibit 99.1 Information Statement

Pro Forma Financial Statements, page 17

3.   Please provide disclosure within the introduction to your pro forma data that is similar to your response to comment 14. You should also clarify whether you believe any additional costs expected to be incurred will be material and advise us.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.   We note your disclosure on page 22 discussing the financial challenges several of CTM's customers have experienced. We also note your disclosure stating this could impact CTM's collections and future revenues. So that shareholders may better assess the risk associated with the financial issues several of your customers have experienced, indicate the percentage of your revenues these customers have historically accounted for in the aggregate.

5.   We have considered your response to comment 17 in our letter dated June 11, 2009, and note that your impairment charges were the consequence of changes to your expectations for future operating results. To the extent that your new expectations are not reflective of your prior expectations and/or your historic operating results, we believe that Management's Discussion and Analysis should be expanded to explain the primary drivers behind your changed expectations for future results, cash flows and liquidity.

6.   We note on page 23 that you state that "CTM's display stations are located in travel and entertainment venues …" Explain to us who owns and who controls the racks and display stations. If you are the owner or lessor, then explain to us why the use of the rack or display station does not represent a service that you are providing your customers.

7.   We also note that you disclose that CTM maintains more than 11,000 display stations. With a view towards disclosure, explain to us what this entails. Tell us how you are accounting for this service.

Note 1-Description of Business and Summary of Significant Accounting Policies; Revenue Recognition, Page F-7

8.   We note on page F-7 that it is your policy to recognize revenues from CTM printing services based on delivery of the print job to your warehouse. It appears, in addition to printing services you may also be providing a storage service to your customers. Please advise us and explain to us your consideration of the guidance in EITF 00-21.

Marc E. Knoller
CTM Media Holdings, Inc.
August 3, 2009
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, or Paul Fischer, Attorney-Advisor, at (202) 551-3415, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Dov T. Schwell, Esq.
       Outside Counsel Solutions
       Via facsimile: (646) 328-1169

Marc E. Knoller
CTM Media Holdings, Inc.
August 3, 2009
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